T3 SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2016

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66049

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: T3 Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 State Street Plaza, 10th Floor/Suite
(No. And Street)

New York	NY	10004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sean Hendelman 646-783-4690
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *
Raphael Goldberg Nikpour Cohen & Sullivan
Certified Public Accountants PLLC
(Name - *if individual state last, first, middle name*)

97 Froehlich Farm Blvd.	Woodbury	NY	11797
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

CONFIDENTIAL TREATMENT REQUESTED

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Sean Hendelman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of T3 Securities, Inc., as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Member

Title

Notary Public

NADAV SAPEIKA
NOTARY PUBLIC-STATE OF NEW YORK
No. 02SA6352936
Qualified In New York County
My Commission Expires 01-09-2021

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- ☐ (o) Supplemental Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



RGNC&S
RAPHAEL GOLDBERG NIKPOUR COHEN SULLIVAN

CERTIFIED PUBLIC ACCOUNTANTS PLLC

Mark C. Goldberg CPA
Mark Raphael CPA
Floria Samii-Nikpour CPA
Allan B. Cohen CPA
Michael R. Sullivan CPA

Anita C. Jacobsen CPA

Founding Partner:
Melvin Goldberg CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder's
of T3 Securities, Inc.

We have audited the accompanying statement of financial condition of T3 Securities, Inc. (the "Company") as of December 31, 2016, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements. T3 Securities, Inc.'s management is responsible for this financial statement. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of T3 Securities, Inc. as of December 31, 2016 in accordance with accounting principles generally accepted in the United States of America.

Raphael Goldberg Nikpour Cohen & Sullivan CPA's PLLC

Raphael Goldberg Nikpour Cohen & Sullivan, CPA's PLLC
Woodbury, New York

February 27, 2017

97 FROEHLICH FARM BLVD. WOODBURY, NEW YORK 11797 TEL: 516.864.8600 FAX: 516.496.9688 WWW.RSGNCCPAS.COM

T3 SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS		
Cash	$	272,322
Due from broker		136,281
Commissions receivable		116,515
Other assets		12,977
Total assets	$	538,095
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	162,183
Due from related party		13,319
Total liabilities		175,502
Stockholder's Equity		
Common stock, No par value; Authorized, issued and oustanding 100 shares		100
Paid-in capital		5,355,933
Accumulated deficit		(4,993,440)
Total stockholder's equity		362,593
Total liabilities and stockholder's equity	$	538,095

See accompanying notes to financial statement.

1. Organization and Description of Business

T3 Securities, Inc. (the "Company") is a broker-dealer wholly-owned by T3 Companies, LLC (the "Parent"). The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC"), a member of the Financial Industry Regulatory Authority ("FINRA"), and a member of National Future Association ("NFA"). It was formed on May 16, 2003 as a New York corporation. The Company was purchased by the Parent on September 4, 2015. The Company's name was changed from Liquid Prime Services, Inc. on September 30, 2015.

The Company engages primarily in securities commission transactions. For the year ended December 31, 2016, its main businesses were the referral of retail customers to other broker-dealers and agency commission business.

The Company operates under the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii). The Company does not maintain possession or control of any customer funds or securities and is exempt from requirements of SEC Rule 15c3-3.

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash balances which at times may be in excess of the Federal Deposit Insurance Corporation insured limits, which was $250,000 at December 31, 2016.

Revenue Recognition

The Company derives revenue from commission sharing transactions. Commission income and related expenses are recorded on a trade date basis.

Fair Value Measurements

FASB ASC 820, Fair Value Measurement has no material effect on these financial statements.

Income Taxes

The Company uses the asset and liability method of accounting for income taxes pursuant to Financial Accounting Standards Board (FASB) Accounting Standards Codification Topic 740, Income Taxes (ASC 740). Under the asset and liability method of ASC 740, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets, including tax loss and credit carryforwards, and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary difference are expected to be recovered or settled. The effect on deferred tax assets and liabilities are individually classified as current and noncurrent based on their characteristics. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will be realized.

In accordance with ASC 740, the Company recognizes the effect of the income tax positions only if those positions are more likely than not of being sustained. A tax position that fails to meet this threshold will result in a reduction of the current and deferred tax assets, and/or recording of current or deferred tax liabilities. The Company recognizes accrued interest and penalties, if applicable, related to income taxes as a component of income tax expense.

3. Due from broker

The Company clears its transactions through other broker Dealers on fully disclosed basis. Amount due from clearing brokers consist of the following at December 31, 2016.

Due from broker: $ 136,281

4. Commissions Receivable

The Company has a commission sharing agreement for customer referrals with other broker-dealers. During the year ended December 31, 2016, related commission revenue was $394,256; of which $35,567 was receivable as of December 31, 2016. There was also commission receivable from customers of $80,948 as of December 31, 2016.

5. Related Party Transactions

The Company is one of several affiliated companies that are commonly owned by the Parent. The Company has a services agreement with affiliates for services provided to the Company, including: office space; management; general and administrative services; computer and certain other expenses. During the year ended December 31, 2016, these expenses amounted to $414,910; of which $13,319 was payable at December 31, 2016.

6. Income Taxes

The company is subject to federal, state and local income tax. The Company has current state and local taxes payable of $11,747 as of December 31, 2016.

As of December 31, 2016, the Company has a deferred tax asset of $ 964,987 for Federal, $55,867 for New York State and $72,839 for New York City, which is primarily related to net operating loss carryforwards. The Company has record a valuation allowance of $1,093,693, resulting in a recognized deferred tax asset of zero due to uncertainty regarding the Company's ability to realize the benefit of the deferred tax asset.

7. Commitments and Contingent Liabilities

The Company had no lease or equipment rental commitments, no underwriting commitments, no contingent liabilities and had not been named as defendant in any lawsuit at December 31, 2016 or during the year then ended.

8. Guarantees

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or non-occurrence of a specified event) related to an asset, liability, or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

The Company had issued no guarantees at December 31, 2016 or during the year then ended.

9. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the Company to maintain a minimum net capital of the greater of 6 2/3% of aggregate indebtedness or $100,000, and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2016, the Company's net capital was $233,101, which was $133,101 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.75 to 1.

10. Subsequent Events

Management has evaluated subsequent events and no events have been identified by management which require disclosure.